ADVANTEGO CORP.
                        3801 East Florida Ave., Suite 400
                                Denver, CO 80210
                                 (949) 627-8977


                                November 8, 2018

Ronald E. Alper
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Advantego Corp.
            Form S-1
            File No. 333-226513

     Advantego Corp. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to November 9, 2018, 4:00 P.M. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                   Very Truly Yours,

                                   ADVANTEGO CORP.


                                   /s/ Robert Ferguson
                                   ---------------------------
                                   Robert Ferguson
                                   Chief Executive Officer